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                              March 22, 2023

       Ruowen Li
       Chief Executive Officer
       Qilun Group Inc.
       Room 2201, Modern International Building, No. 3038
       Jintian Road, Gangxia Community, Futian Street
       Futian District, Shenzhen City, Guangdong Province
       People   s Republic of China

                                                        Re: Qilun Group Inc.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed March 14,
2023
                                                            File No. 333-268512

       Dear Ruowen Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1 filed March 14,
2023

       Regulatory Permission, page 7

   1. We note your response comment 1 and reissue in part. In addition to your removal from this section of
disclosure discussing the "Draft Overseas Listing Regulations," please also add disclosure
disclosing the "Trial Administrative Measures of Overseas Securities
                                                        Offering and Listing by
Domestic Enterprises" as you have done on page 65 of the
                                                        registration statement.
 Ruowen Li
FirstName  LastNameRuowen Li
Qilun Group  Inc.
Comapany
March      NameQilun Group Inc.
       22, 2023
March2 22, 2023 Page 2
Page
FirstName LastName
Consolidated Financial Statements, page F-1

2. Please either file as an exhibit the representation discussed in Instruction 2 to
         Item 8.A.4 of Form 20-F or include audited financial statements for the year ended
         December 31, 2022, as applicable.
General

3. We note your response to comment 4 and your revised disclosures. Please further revise your disclosure to reflect that the selling security holders will offer and sell their ordinary shares at either a fixed price or within a specified range until such time as the ordinary shares are quoted on the OTCQB marketplace, and thereafter at prevailing market prices.
         Please be sure to disclose the fixed price or a bona fide price range in a pre-effective amendment (i.e., specify the dollar amount of the fixed price or the dollar amounts of the price range). Finally, please include the revised pricing disclosure on the prospectus cover page and in the prospectus summary, selling security holder and plan of distribution sections of the prospectus.
       You may contact Aamira Chaudhry at 202-551-3389 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services
cc:      Eric Mendelson